UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Appoints New CEO as part of its Strategic Partnership with Bifinity

Former Head of Binance UK Jonathan Farnell appointed CEO of

EQONEX

SINGAPORE – March 17, 2022 – EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”), a digital assets financial services company, and Bifinity UAB (“Bifinity”), a payments technology company that is part of Binance, took the next step in solidifying their strategic partnership with the appointment of EQONEX’s new CEO and two new members to the EQONEX Board of Directors (the “Board”).

Jonathan Farnell, who previously served as Head of Binance UK and CEO of Bifinity, has been appointed as CEO of EQONEX and a director on the Board. Helen Hai, President of Bifinity, has also been appointed to the Board. Both appointments are effective immediately. The current interim CEO Andrew Eldon will revert back to his primary roles of Chief Operating Officer and interim Chief Marketing Officer.

Under the terms of the strategic partnership announced last week, Bifinity had the right to nominate key appointments, including the CEO and two new Board members. Bifinity will also nominate two additional senior leaders in the coming weeks.

As CEO, Jonathan will play an instrumental role in fast-tracking the collaboration between both businesses. The initial phase of this groundbreaking strategic partnership will put in place a framework for Bifinity to safeguard some of its client assets with EQONEX’s FCA registered custodian, Digivault, in compliance with all applicable regulatory requirements. Moving forward, Bifinity will develop ways to leverage the EQONEX Exchange as an alternative trading platform, deploy resources to strengthen the technology, and also explore opportunities to scale the asset management business.

Jonathan is a respected finance and crypto industry leader and most recently held the roles of Head of Binance for the United Kingdom and CEO of Bifinity. With a strong compliance pedigree, Jonathan was involved in developing the company’s global regulatory license and registration roadmap, which was crucial for the official launch of Bifinity in early March 2022. Prior to that, Jonathan was Director of Compliance and Board Member of eToro Money, an FCA-regulated payments firm. He also headed operations and sat on the Board at eToroX, the Group’s crypto exchange and custody platform

Helen is President of Bifinity and holds various senior positions within the Binance organization including heading the NFT and fan token platforms and the Binance Charity Foundation. Helen is a respected global leader and a United Nations Industrial Development Organization (UNIDO) Goodwill Ambassador. Helen founded the Made in Africa Initiative that advised African governments on industrialization and investments. She was also the Co-Founder of C&H Garments, which was a pioneer Pan-Africa export-oriented garments manufacturer. She is also a trained actuary with almost 20 years of experience working with FTSE100 companies.

Chi-Won Yoon, EQONEX Chairman said, “We are delighted to welcome Jonathan to the EQONEX management team and Helen to our Board. Their appointments mark the next critical step in developing the Bifinity and EQONEX strategic partnership. I look forward to working with them closely to optimize our businesses and fulfil our joint vision to become a bridge between the old world of traditional finance and cryptocurrencies.”

Jonathan Farnell, CEO of EQONEX said, “EQONEX was one of the crypto industry’s pioneering firms, leading the sector towards greater regulatory compliance and governance as a listed company. Now as we embark on this groundbreaking industry partnership, it’s particularly exciting to join EQONEX as it approaches such an important inflection point in its history.”

“We can already see the strengths and capabilities that we can harness between the two companies. EQONEX has an outstanding regulatory and licensing track record and market-leading expertise at identifying opportunities for institutions, which is most clearly evident when looking at the Digivault business that continues to attract institutions and law enforcement agencies. Coupled with its asset management business and exchange, the opportunity to create a full ecosystem by harnessing Bifinity’s technology, marketing clout and client base has the potential to be transformative for the industry.”

Jonathan added, “EQONEX and Bifinity share the same ethos and vision to help create safe and compliant cryptocurrency ecosystems for consumers and institutions across the world. I’m looking forward to fostering true collaboration and productivity across both businesses across both teams.”

As part of these organizational changes, current board members Andrew Eldon, EQONEX Chief Operating Officer and interim Chief Marketing Officer, and Paul Ewing, EQONEX Chief Financial Officer will step down from the EQONEX Board, effective immediately.

About EQONEX

EQONEX Limited (NASDAQ: EQOS) is a technology-driven digital assets financial services group that provides institutional-grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets. EQONEX’s ecosystem primarily encompasses EQONEX Exchange, a digital asset exchange; Digivault, a FCA accredited hot and cold digital assets custodian and Bletchley Park Asset Management, a fund of crypto-hedge funds.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

About Bifinity

Bifinity, powered by Binance, is a payments technology company that provides an entry point to the new world of digital currency for businesses. It offers on-and-off-ramp solutions to empower businesses to convert fiat-to-crypto transactions using major payment methods directly.

For more information, visit: https://www.bifinity.com/.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Contacts

EQONEX

Press Contact:

Kristen Kaus

kristen.kaus@eqonex.com

Investor Relations:

Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover or John Yi

eqonex@gatewayir.com

Binance

Press Contact:

pr@binance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: March 17, 2022	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer